UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 8, 2015

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction **of Incorporation)**	**(Commission** **File Number)**	**(IRS Employer** **Identification No.)**

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On May 8, 2015, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's April 2015 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued May 8, 2015:
           McDonald's Reports Global Comparable Sales For April

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: May 11, 2015   By: /s/ Kathy Martin

Kathy Martin
Corporate Vice President—Assistant Controller

Exhibit Index

Exhibit No. 99   Investor Release of McDonald's Corporation issued May 8, 2015:
                   McDonald's Reports Global Comparable Sales For April

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

05/08/15

FOR MORE INFORMATION CONTACT:

Investors: Chris Stent, 630-623-3801
Media: Heidi Barker, 630-623-3791

McDONALD'S REPORTS GLOBAL COMPARABLE SALES FOR APRIL

OAK BROOK, IL - McDonald's Corporation today announced that global comparable sales decreased 0.6% in April. Performance by segment was as follows:

- **U.S. down 2.3%**
- **Europe up 1.0%**
- **Asia/Pacific, Middle East and Africa (APMEA) down 3.8%**

"Earlier this week, we announced the initial steps in McDonald's business turnaround plan," said Steve Easterbrook, President and Chief Executive Officer. "We are moving quickly to deliver a better experience to our customers and to realize our vision to become a modern, progressive burger company. While our current performance reflects the significant work ahead, I am confident that we've taken the first critical steps toward positioning the company for long-term profitable growth."

U.S. comparable sales decreased 2.3% in April in the face of ongoing competitive activity and negative customer traffic. To improve sales, the U.S. is working to leverage its decentralized operating structure, simplified menu and consumer insights to deliver value initiatives and menu offerings that resonate with the local markets.

Europe's comparable sales rose 1.0% in April as solid results in the U.K. and Germany were partly offset by negative performance in France and Russia. McDonald's Europe continues to target opportunities to enhance its popular promotional menu options and build on its value, breakfast and family business amid ongoing macro-economic headwinds across much of the segment.

In APMEA, comparable sales declined 3.8% in April due to continued challenges in Japan partly offset by strong results in Australia and other markets. Strengthening McDonald's quality and value perceptions remains a top priority for APMEA.

Strong comparable sales in McDonald's Other Countries & Corporate segment, which includes Latin America and Canada, contributed positively to the Company's global comparable sales performance for the month.

Systemwide sales for the month decreased 8.8%, or increased 1.5% in constant currencies.

Percent Increase/(Decrease)	Comparable Sales		Systemwide Sales	
			As	Constant
Month ended April 30,	2015	2014	Reported	Currency
McDonald's Corporation	(0.6)	1.2	(8.8)	1.5
Major Segments:				
U.S.	(2.3)	0.0	(1.4)	(1.4)
Europe	1.0	0.3	(17.3)	3.5
APMEA	(3.8)	2.9	(9.2)	(0.2)
Year-To-Date April 30,				
McDonald's Corporation	(1.9)	0.7	(9.1)	0.2
Major Segments:				
U.S.	(2.5)	(1.3)	(1.6)	(1.6)
Europe	(0.2)	1.1	(16.8)	2.3
APMEA	(7.1)	1.3	(11.0)	(3.4)

Definitions

- Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.
- The number of weekdays and weekend days can impact our reported comparable sales. In April 2015, this calendar shift/ trading day adjustment consisted of one less Tuesday and one more Thursday compared with April 2014. The resulting adjustment varied by area of the world, ranging from approximately 0.3% to 0.4%. In addition, the timing of holidays can impact comparable sales.
- Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.
- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

McDonald's Annual Shareholders' Meeting will be webcast live on May 21, 2015 at 9:00 a.m. (Central Time) on www.investor.mcdonalds.com. An archived replay and podcast of the meeting will be available for a limited time.

Steve Easterbrook, President and Chief Executive Officer, and Pete Bensen, Chief Administrative Officer, will participate in the Sanford Bernstein Strategic Decisions Conference at 8:00 a.m. (Eastern Time) on May 27, 2015. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

The Company plans to release May 2015 sales information on June 8, 2015. Financial reporting under the Company's new organizational structure will be effective for periods beginning July 1, 2015.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 36,000 locations serving approximately 69 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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